TWO RIVERS TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS	
Cash and cash equivalents	$ 234,376
Due from clearing broker	3,106,336
Marketable securities	77,350
Fixed assets, net of accumulated depreciation of $138,431 (Note 2D and 6)	17,825
Other assets	6,934
Total assets	$3,442,821
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 209,117
Total liabilities	209,117
Commitments and Contingencies	
Members Equity (Note)	
Total members' equity	3,233,704
Total liabilities and members' equity	$3,442,821